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File No.____________

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


Empresas Electrica del Ecuador, Inc.
(name of foreign utility company)

by

THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(name of filing company, if filed on behalf of a foreign utility company)

The Commission is hereby requested to mail copies of all correspondence relating to this Notification to:

         Erik Luckau
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia 22209

         Andrew B. Young
         Hugh E. Hilliard
         Dewey Ballantine LLP
         1775 Pennsylvania Avenue, N.W.
         Washington, D.C. 20006

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ITEM 1

         Foreign utility company status is claimed by Empresas Electrica del Ecuador, Inc. ("EMELEC"), a corporation organized under the laws of the State of Maine with its business address at La Garzota Sector 3 Mz47, Guayaquil, Ecuador.

         EMELEC owns and operates an electric power distribution and commercialization system in Guayaquil, Ecuador with approximately 340,000 customers. The electric distribution system of EMELEC is connected with the national high voltage transmission system and a private generator through 6 substations. The EMELEC system includes twenty-five (25) distribution substations which transform the electricity from 69 KV to 13.8 KV. The primary distribution system totals approximately 1,186 kilometers in length, while the secondary distribution system (at 120/240 volts) totals a length of approximately 2,552 kilometers.

         EMELEC does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. EMELEC is not and will not be a public utility operating within the United States.

          EMELEC is 50% owned by the Progresso Depositors Trust, a trust established under the laws of the Commonwealth of the Bahamas, and 50% owned by AES Guayaquil, Inc., a corporation organized under the laws of the State of Delaware and a wholly owned subsidiary of The AES Corporation ("AES"). The Progresso Depositors Trust is a trust created with the sole purposes of selling its interest in EMELEC and using the proceeds of such sale for the compensation of the depositors of the failed Ecuadorian bank Banco del Progresso S.A. AES Guayaquil, Inc. is a special purpose entity incorporated to hold AES' equity interest in EMELEC and provide technical advice from time to time to EMELEC under a technical services agreement.

         AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act").

ITEM 2

         EMELEC has two domestic associate public utility companies, Central Illinois Light Company ("CILCO") and Indianapolis Power and Light Company ("IPL"). CILCO is wholly owned by CILCORP, Inc., which, in turn, is a wholly owned subsidiary of AES. IPL is wholly owned by IPALCO Enterprises Inc., which, in turn, is a wholly owned subsidiary of AES.

         Neither CILCO nor IPL has made any investment in, nor has any contractual relationship with, EMELEC, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

         By letter dated March 10, 1999, the Illinois Commerce Commission certified to the Securities and Exchange Commission ("SEC") with respect to CILCO that (1) it has the authority and resources to protect Illinois consumers in accordance with applicable Illinois statutes, and (2) it intends to exercise that authority, as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed June 10, 1999, in file number 070-09465, by reference.

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         By letter dated September 28, 2000, the Indiana Utility Regulatory
Commission certified to the SEC with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and
(2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By:  /s/ ERIK LUCKAU
   -------------------------------

Erik Luckau
Associate General Counsel
The AES Corporation
1001 N. 19th Street, Suite 2000
Arlington, Virginia 22209
(703) 558-4879

Dated: January 10, 2002


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